UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Appointment of the Board Member elected by the employees Danilo Ferreira da Silva

Rio de Janeiro, December 28, 2018 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held today, approved the appointment of Mr. Danilo Ferreira da Silva to the position of member of the Company’s Board of Directors, until the next Shareholders’ General Meeting.

Mr. Danilo Ferreira da Silva will occupy the position of Mr. Christian Alejandro Queipo, whose resignation occurred on October 19, 2018, and, since he is a counselor elected by the company’s employees, his appointment followed the procedures set forth in item I of paragraph 2 of article 25 of Petrobras’ Bylaws. Its appointment was previously analyzed by the Nominating, Compensation and Succession Committee.

Danilo Ferreira da Silva holds a degree in Social and Legal Sciences (Law) from Pontifícia Universidade Católica (“PUC”) – Campinas, an MBA in Financial Management from Fundação Getúlio Vargas (“FGV”), with extension by Ohio University, and a Global Executive MBA from the University Institute of Lisbon in partnership with FGV. He currently attends a degree in Pedagogy at Univesp.

He joined Petrobras in 2003 as a maintenance technician at Refinaria de Paulínea (Replan), where he accompanied the implementation of large industrial projects. At Fundação Petrobras de Seguridade Social (Petros), he served as a Deliberative Counselor (2011-2012), Advisor to the Presidency (2013-2015) and Chief Financial Officer (2015-2016). He served as a member of the Board of Directors of the following institutions: Fras – Le (2014-2015), Invepar (2015-2016), Iguatemi Shopping Centers (2016-2018), Totvs (2015-2017). He is currently working in engineering area and operational technical support at Replan, a Petrobras refinery.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer